Via EDGAR

April 5, 2021

Attention:	Frank Knapp Jennifer Monick Brigitte Lippmann James Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	JAWS Juggernaut Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed March 23, 2021 File No. 333-253076

Ladies and Gentlemen:

Set forth below is the response of JAWS Juggernaut Acquisition Corp. (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 1, 2021 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1.

Concurrent with the submission of this letter, we are submitting Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment. All references to page numbers and captions in the response correspond to the Second Amended Registration Statement unless otherwise specified.

S-1/A

Summary
General, page 2

1.	We note your response to prior comment 2 in our March 11, 2021 letter. We also note your risk factor on page 53 regarding the potential issuance of additional shares to complete your business combination. Please disclose any specific risks relating to the financing of an XCOM Labs acquisition and the potential dilutive effect to existing investors.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 48, 49, 54, 55, 86 and 113 in response to the Staff’s comment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,
JAWS JUGGERNAUT ACQUISITION CORP.

By:	/s/ Paul E. Jacobs
Name:	Paul E. Jacobs
Title:	Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)

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